Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Starry Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

85572U 102

(CUSIP Number)

March 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85572U 102	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons QSI, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,061,363
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,061,363

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,061,363
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person CO

CUSIP No. 85572U 102	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Quanta Services, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,061,363
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,061,363

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,061,363
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person CO

CUSIP No. 85572U 102	Schedule 13G	Page 3 of 6

ITEM 1. (a) Name of Issuer:

Starry Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

38 Chauncy Street, Suite 200, Boston, MA 02111

ITEM 2. (a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

QSI, Inc.

Quanta Services, Inc.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 2800 Post Oak Boulevard, Suite 2600, Houston, TX 77056.

(c)	Citizenship of each Reporting Person is:

QSI, Inc. is organized under the laws of Delaware. Quanta Services, Inc. is organized under the laws of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

85572U 102

ITEM 3.

Not applicable.

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 157,054,774 shares of Class A Common Stock outstanding as of March 29, 2022, based on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

CUSIP No. 85572U 102	Schedule 13G	Page 4 of 6

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
QSI, Inc.	10,061,363	6.4%	0	10,061,363	0	10,061,363
Quanta Services, Inc.	10,061,363	6.4%	0	10,061,363	0	10,061,363

QSI, Inc. is the beneficial owner of 10,061,363 shares of Class A Common Stock held of record by QSI, Inc. QSI, Inc. is a wholly owned subsidiary of Quanta Services, Inc. (“Quanta”). Quanta, a publicly traded company, holds ultimate voting and investment power over the shares of Class A Common Stock held by QSI, Inc. As a result, Quanta may be deemed to share beneficial ownership over the securities reported herein.

ITEM 5. Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 85572U 102	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2022

QSI, Inc.

By:	/s/ Jayshree S. Desai
Name:	Jayshree S. Desai
Title:	Vice President

Quanta Services, Inc.

By:	/s/ Jayshree S. Desai
Name:	Jayshree S. Desai
Title:	Chief Corporate Development Officer

CUSIP No. 85572U 102	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.